SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           BIGSTAR ENTERTAINMENT, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of class of securities)

                                  089896104000
                                 (CUSIP Number)

                               Stuart Lazar, Esq.
                              Edwards & Angell, LLP
                              2800 Financial Plaza
                              Providence, RI 02903
                                 (401) 276-6613
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                November 12, 2001
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 089896104000

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stuart Lazar

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

United States citizen

Number of                   7        Sole Voting Power
Shares
Beneficially                                283,074*

Owned By                    8        Shared Voting Power
Each
Reporting                                        0

Person With                 9        Sole Dispositive Power

                                            283,074*

                           10        Shared Dispositive Power

                                                 0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

283,074*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

3.56%**

14.  Type of Reporting Person

IN

CUSIP No. 089896104000

1.  Name of Reporting Person / I.R.S. Identification No. of Above Person

L Entertainment Investors, Inc.

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                   7        Sole Voting Power
Shares
Beneficially                                     0

Owned By                    8        Shared Voting Power
Each
Reporting                                     283,074*

Person With                 9        Sole Dispositive Power

                                                 0

                           10        Shared Dispositive Power

                                              283,074*


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

283,074*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

3.56%**

14.  Type of Reporting Person

CO

                                       Key

* All shares of common stock owned by the Reporting Persons are currently owned by Stuart Lazar. L Entertainment Investors, Inc. ("L Entertainment") is a Delaware corporation, substantially all of the stock of which is currently owned by Stuart Lazar. On September 24, 2001, L Entertainment sent a letter to BigStar Entertainment, Inc. ("Issuer") proposing a transaction that, if consummated, would leave L Entertainment with 40% of Issuer's equity and would provide that Issuer's current board of directors be replaced by persons appointed by L Entertainment.

** Based upon 7,956,116 shares of common stock outstanding, as reported by Issuer in its recent public filings.

Item 1.  Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer. The Issuer's principal executive offices are located at 19 Fulton Street, 5th Floor, New York, New York 10038-2100. The Reporting Persons (as defined below) have entered into a Joint Filing Agreement dated September 24, 2001.

Item 2.  Identity and Background

This statement is being filed by Stuart Lazar, an individual, and L Entertainment Investors, Inc., a Delaware corporation, substantially all of the stock of which is owned by Stuart Lazar. All of the shares of Issuer common stock reported herein are owned by Issuer. As majority shareholder, Stuart Lazar exercises voting control over L Entertainment. L Entertainment was formed to invest in companies having a link to the entertainment industry.

Stuart Lazar resides at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818. L Entertainment has its principal office at 45 Woodbridge Drive, East Greenwich, Rhode Island 02818.

Stuart Lazar's principal occupation is as an attorney. Stuart Lazar practices with the law firm of Edwards & Angell, LLP, 2800 Financial Plaza, Providence, Rhode Island 02903.

None of the Reporting Persons has, and the executive officers and directors of such Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stuart Lazar is a United States citizen and L Entertainment is a Delaware corporation.

Item 3.  Source and Amount of Funds or Other Consideration

The common stock owned by Stuart Lazar was purchased with personal funds. The funds required to complete the transaction discussed herein will come from the personal funds of Stuart Lazar, the working capital of L Entertainment, and, possibly, equity investments or loans from other individuals. While the Reporting Persons have commitments sufficient to consummate the aforementioned transaction with the Issuer, the source of those funds will only be made available at such time as Issuer has entered into a binding merger agreement with the Reporting Persons or an affiliate thereof.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the shares of Issuer's common stock based on the Reporting Persons' belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. In light of the current trading price of Issuer's common stock, as well as an announced intention on the part of Issuer's directors to sell control of Issuer to a third party, the Reporting Persons desire to increase their position in Issuer through a transaction directly with Issuer.

On September 24, 2001, L Entertainment sent a letter to David Friedensohn proposing a transaction between Issuer and L Entertainment that, if consummated, would provide L Entertainment with 40 percent of the Issuer's equity and would cause Issuer's current board of directors to be replaced by persons appointed by L Entertainment.

On September 25, 2001, Stuart Lazar requested certain information from Issuer that Lazar believes he is entitled under Delaware law as a result of his stock ownership in Issuer. This information includes a copy of Issuer's stockholder list, and other information relating to the proposed transaction between Issuer and Athlete.com, Inc. Upon Issuer's refusal to provide such information, Lazar began proceedings in the Court of Chancery of the State of Delaware exercising his stockholder rights. To date, Lazar has only received the stockholder list from Issuer.

L Entertainment continues to remain ready, willing and able to engage in a transaction with Issuer on the same terms as discussed in the September 24 letter. However, as a result of Issuer's failure to begin negotiations with L Entertainment, the Reporting Persons are evaluating several other possible alternatives for their investment in Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5(a). The aggregate percentage of shares of common stock reported owned by the Reporting Persons is based upon 7,956,116 shares outstanding, which is the total number of shares of common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 1, 2001.

Item 5(b). As of the close of business on November 15, 2001, the Reporting Persons beneficially owned 283,074 shares of common stock, constituting approximately 3.56% of the shares outstanding. Stuart Lazar has sole voting and dispositive power with respect to the 283,074 shares owned by him. All of such shares were acquired in open-market transactions.

Item 5(c). Exhibit 2 annexed hereto lists all the transactions by the Reporting Persons in Issuer's common stock during the past 60 days.

Item 5(d). No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Issuer's Common Stock.

Item 5(e). The Reporting Person do not, and have never, been the beneficial owner of more than five percent of Issuer's common stock. The Reporting Persons have filed this Schedule 13D as a result of their intention to acquire a significant percentage of Issuer's common stock which, if consummated, would require the filing of a Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Shareholders' Agreement

None

Item 7.  Material to be filed as Exhibits

Schedule 1. Joint Filing Agreement dated as of September 24, 2001 between Stuart Lazar and L Entertainment Investors, Inc. (previously filed).

Schedule 2. Transactions by the Reporting Persons in Issuer's Common Stock in the past 60 Days.

Schedule   3.   Letter  from  L   Entertainment   Investors,   Inc.  to  BigStar
Entertainment, Inc. dated September 24, 2001 (previously filed).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 16, 2001

                              By: /s/ Stuart Lazar


                              L ENTERTAINMENT INVESTORS, INC.


                              By: /s/ Stuart Lazar

                              Name: Stuart Lazar
                              Title: President and CEO

                                   SCHEDULE 2


               Transactions in the Shares Within the Past 60 Days


Purchaser:  Stuart Lazar

                  Date              Number of Shares          Price Per Share
                  ----              ----------------          ---------------
                  11/5/01           25,000                    $0.09
                  11/6/01           5,500                     $0.09
                  11/7/01           300                       $0.09
                  11/9/01           27,500                    $0.10
                  11/12/01          200                       $0.105
                  11/12/01          14,800                    $0.109
                  11/15/01          22,500                    $0.11


Purchaser:  L Entertainment Investors, Inc.

         None.